UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1
TO
REGULATION A OFFERING STATEMENT
UNDER THE SECURITITES ACT OF 1933

SONASOFT CORP.
(Exact name of issuer as specified in its charter)

California	7372	51-0439372
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2150 Trade Zone Blvd, Suite 203 San Jose, CA 95131
408-708-4000
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Nand (Andy) Khanna
President and Chief Executive Officer
2150 Trade Zone Blvd, Suite 203,
San Jose, CA 95131
(408) 927-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications, including communications sent to agent for service, should be sent to:

Gregg E. Jaclin, Esq.
Anslow& Jaclin LLP
195 Route 9 South, Suite 204
Manalapan, New Jersey 07726
Tel No.: (732) 409-1212
Fax No.: (732) 577-1188

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Date of this Preliminary Offering Circular: September 6, 2012

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 6, 2012.

Issuer: **SONASOFT CORP.**

By: ______________________ September 6, 2012
Nand (Andy) Khanna
President and Chief Executive
Officer of Sonasoft Corp.

By: ______________________
Subhash Sachdeva
Interim CFO
Officer of Sonasoft Corp.
September 6, 2012

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
Nand (Andy) Khanna	Chief Executive Officer, President and Director	September 6, 2012
Romi Randhawa	Director	September 6, 2012
Dr. Romesh K. Japra, M.D., F.A.C.C.	Chairman of the Board	September 6, 2012
Subhash Sachdeva	Interim CFO	September 6, 2012
Jim Gilmer	Secretary	September 6, 2012
Bilal Ahmed	Chief Technology Officer & VP of Engineering	September 6, 2012
Neil Kumar Khanna	VP of Client Services & Operations	September 6, 2012